SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SHAREHOLDERS’ MEETING
PARTICIPATION MANUAL

181th Extraordinary Shareholders’ Meeting
January 28th , 2011

TABLE OF CONTENTS

1	.	Message from the Administration		3
2	.	Guidance for Participation in the Extraordinary Shareholders’ Meeting		4
		2.1.	Attending Shareholder	4
		2.2.	Shareholder Represented by Proxy	4
3	.	Call Notice		5
4	.	Information on the matters to be examined and discussed at the
		Extraordinary Shareholders’ Meeting (ESM)		6
		4.1.	Replacement of Company’s Directors’ Board Members; indicated by the
			Major Shareholder:	6
		4.2.	Voting right	6
		4.3.	Replacement of Company’s Fiscal Council Members, indicated by the
			Major Shareholder	7
		4.4.	Voting right	7
ANNEX
		I to V – Items 12.6 to 12.10 of CVM’s Reference Form (annex 24 to the Instr.
		480/2009) – Board of Director’s Members
		VI to XI - Items 12.6 to 12.10 of CVM’s Reference Form (annex 24 to the Instr.
		480/2009) – Fiscal Council Members

1. Message from the Administration

Dear Shareholder:

It is with great pleasure that we invite you to attend the 181st Extraordinary Shareholders Meeting (ESM) of Companhia Paranaense de Energia - Copel, called to January 28th 2011 at 2.30 pm, to be held in the Company's headquarters at Rua Coronel Dulcídio 800, Batel, Curitiba - PR.

At this ESM you wil be asked to deliberate on the matters listed in the Call Notice, registered at page five. The matters to be discussed aim at the Company's growth and they are focused on improving the already high standard of corporate governance i the Company, which has as its pillars the transparency and equity.

This Manual was made intending to offer, with transparency, clarity and respect for legal and ethical principles, contributions to the understanding of the subjects registered on the agenda therefore encouraging shareholders to participate in the corporate annual events of the Company’s Calendar seeking, then, the consolidaton and maintainance of the leadership image the Company has in its field.

The shares granting the right to vote are specified in items 4.1 and 4.2 of this Manual. Given the current number of the Company’s shareholders, this Manual seeks to encourage and enable participation in General Shareholders’ Meetings.

Your participation is very important since relevant issues to the Company and to its shareholders will be dealt in this ESM.

Sincerely,

Raul Munhoz Neto
Copel’s CEO and
Executive Secretary of the Board of Directors

2	.	Guidance for Participation in the Extraordinary Shareholders’ Meeting
Copel’s shareholders may take part in the Shareholders’ Meeting by attending it at the Company’s headquarters and voting, or by appointing a proxy to represent them, as described below.

		2.1.	Attending Shareholder
The shareholder wishing to take part in the Shareholders’ Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

Identity card (RG), or Alien’s Identity Card (RNE), or Brazilian Driver’s License (CNH), or an accreditation card issued by an official professional organization.

Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

		2.2.	Shareholder Represented by Proxy
The shareholder who is not able to attend the meeting and wishes to take part in the ESM may appoint a proxy with powers to represent him/her.

Pursuant Article 126, paragraph 1, of the Brazilian Corporation Law 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the ESM.

The documents required are the following:

• Power of attorney with special powers for representation at Copel’s Shareholders’ Meeting, bearing a notarized signature of the grantee (shareholder);

• Bylaws or Articles of Incorporation and instrument of election/appointment of the managers in the event the grantee is a legal entity; and

• Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned in the and second items above shall be forwarded to Copel’s headquarters, Diretoria de Finanças, Relações com Investidores e de Controle de Participações, at Rua Coronel Dulcício nº 800 – 3rd floor, preferably 48 hours prior to the Meeting.

Should there be any doubt concerning the ESM procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com

3. Call Notice

EXTRAORDINARY SHAREHOLDERS’ MEETING
CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - COPEL are hereby invited to attend an Extraordinary Shareholders’ Meeting at the Company’s headquarters at Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná, on January 28th, 2011 at 2:30 pm, to deliberate on the following agenda:

1. Replacement of Company’s Directors Board Members; indicated by the Major Shareholder;

2. Replacement of Company’s Fiscal Council Members, indicated by the Major Shareholder.

Notes:
a) The documents related to the agenda of the Extraordinary Shareholders’ Meeting, including the Shareholders’ Meeting Participation Manual, are available to shareholders at the Company’s headquarters; and
b) The powers of attorney for the Shareholders’ Meeting should be delivered to Copel’s headquarters at the Shareholders” Department of the Financial and Investor Relations Area at Rua Coronel Dulcídio, 800, 3º floor, Curitiba, not later than 48 hours prior to the Meeting.

Curitiba, December 27th , 2010

LÉO DE ALMEIDA NEVES
Chairman of the Board of Directors

Publication

This Call Notice was published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspapers Gazeta do Povo and Diário Comércio, Indústria & Serviços de São Paulo, on December 29th and 30th and January 3rd, 2011 editions, being also available on the Company’s website (www.copel.com/ir).

4. Information on the matters to be examined and discussed at the Extraordinary Shareholders’ Meeting (ESM)

Below, the Company’s Management presents some clarifications related to each item for resolution at the ESM for the exercise of a conscious vote.

4.1. Replacement of Company’s Directors’ Board Members; indicated by the Major Shareholder:

Clarifications:

The Board of Directors is a decision-making body, composed, in Copel, by 7 (seven) or 9 (nine) members, brazilian, shareholders, residing in the country and elected by the General Assembly as provided by the Brazilian Corporation Law (Federal Law No. 6404/76).

In compliance with the deadlines set by the Securities and Exchange Commission - CVM, in its Instruction No. 481 of December 17th of 2009, the documents and information relating to matters to be decided at the ESM, including members appointed by the Major Shareholder, shall be available to the market until the date of publication of the Call of Notice, which must be available at least 30 days before the Meeting.

Aiming to facilitate the Government transition process in Paraná State, which will be formalized in January 1st 2011, and in pursuant to the Internal Regulations of Copel’s Board of Directors whose provisions are complementary and / or regulatory of the rules stated at the Company’s Bylaws, in addition to the legislation governing Company’s activities, we present, for the Shareholders’ analysis and voting, to complete the 2009/2011 term, the following names indicated by the Major Shareholder in order to set Copel’s Board of Directors:

• Mr. Lindolfo Zimmer – Executive Secretary;

• Mr. Mauricio Schulman;

• Mr. Paulo Procopiak de Aguiar;

• Mr. José Richa Filho; and

• Mr. Ivan Lelis Bonilha.

Complementary information and curricula from the indicated above are attached to this Manual, according to CVM’s Instruction n. 481/09 (annex I to V)

The other Board Members (Member elected by Minority Shareholders, Member elected by the employees and Members indicated by BNDES) remain in office

According to Brazilian Corporation Law, in order to taking office all Directors Board members shall sign a statement validating the information that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Instruction 358/2002, through which they undertake to comply with the rules therein.

4.2. Voting right

In this item of the agenda only holders of common shares are entitled to vote.

4.3. Replacement of Company’s Fiscal Council Members, indicated by the Major Shareholder

Clarifications:

Copel’s Fiscal Council operates on a permanent basis and its main duties are overseeing the managers’ acts, examining and giving an opinion on the Financial Statements and reporting its conclusions to the Company’s shareholders.

According to Brazilian Corporation Law 6404/1976, specifically under the terms of item III on article 132, Copel’s Fiscal Council comprises five sitting members and an equal number of alternate members, with re-election authorized.

Aiming to facilitate the Government transition process in Paraná State, which will be formalized in January 1st 2011, and in pursuant to the Internal Regulations of Copel’s Fiscal Council whose provisions are complementary and / or regulatory of the rules stated at the Company’s Bylaws in addition to the legislation governing the Company’s activities, we present, for the Shareholders’ analysis and voting, to complete the 2010/2011 term, the following names indicated by the Major Shareholder in order to set Copel’s Fiscal Council:

MEMBERS

• Mr. Joaquim Antonio Guimarães de Oliveira Portes;

• Mr. Luiz Carlos Jorge Hauly; and

• Mr. Luiz Eduardo da Veiga Sebastiani.

ALTERNATES

• Mr. Osni Ristow;

• Mr. Roberto Brunner; and

• Mr. Sergio Roberto Zonatto.

Complementary information and curricula from the indicated above are attached to this Manual, according to CVM’ Instruction n. 481/09 (annex VI to XI).

The other Fiscal Council Members (Members elected by Minority Shareholders) remain in office

Also according to Brazilian Corporation Law, in order to taking office, all Fiscal Council members shall sign a statement validating the information that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Instruction 358/2002, through which they undertake to comply with the rules therein.

4.4. Voting right

In this item of the agenda only holders of common shares are entitled to vote.

MANUAL FOR PARTICIPATION IN THE GENERAL ANNUAL MEETING
181st EXTRAORDINARY GENERAL MEETING
Attachment I

12.6. For each of the Director and Fiscal Council Members of the Issuer, state in table below:

Fiscal Council Composition
Name	Age	Ocupation	CPF/National identification Number	Current Position	Election date	Inauguration date	Term of office	Other positions held in the Issuer	Nominated by the Issuer
Lindolfo Zimmer	68	Mechanical Engineer and Economist	003.170.129-91	Board of Director’s Member	01.28.2011	01.29.2011	2009/2011		Yes

12.7. Provide the information specified in item 12.6 in respect of members of statutory committees, as well as audit committees, risk and financial compensation, even if such committees or structures are not statutory:

Not applied

12.8. For each of the Directors and Fiscal Council Members, provide:

a. Curriculum

LINDOLFO ZIMMER

DATE OF BIRTH: October 14, 1942

CURRENT POSITION

Chief Executive Officer of Companhia Paranaense de Energia - Copel, elected by the 96th Extraordinary Board of Directors’ Meeting of the Company held on December 27, 2010.

MAIN POSITIONS HELD

Chief Executive Officer of Dobreve Energia S.A. - Desa and member of its Board of Directors; member of the Engineering Institute of Paraná (Instituto de Engenharia do Paraná – IEP) and Thematic Council for Social Responsibility of the Federation of Industries of the State of Paraná (FIEP); Marketing Officer of Copel (2000 to 2003); Operations Officer of Copel (1995 to 1999); Chief Engineering and Construction Officer of Copel (1979 to 1982); president of the Management Committee of Copel Telecomunicações and Copel Transmissão; member of the Management Committee of Copel Geração and Copel Distribuição; Superintendent of Special Works - Foz do Areia Plant; manager of the Electromechanical Engineering Department at Foz do Areia Plant; manager of the Mechanical Maintenance and Mechanical Engineering Divisions of Copel; engineer at Salto Osório Plant - Copel; manager at Capivari-Cachoeira Plant; technical officer at Inepar S.A.; department manager at Eletrobras S.A.; vice-president of Instituto Pró-Cidadania de Curitiba; Government Secretary of the City of Curitiba.

EDUCATION

Mr. Zimmer holds a bachelor’s degree in Mechanical Engineering and Economics from Universidade Federal do Paraná – UFPR. He completed post-graduate studies in Economic Engineering and Industrial Administration at Universidade Federal do Rio de Janeiro – UFRJ. He has also earned an MBA in Marketing from Fundação Getulio Vargas - FGV-PR.

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

12.9. Inform the existence of marital relationship, marriage or stable relationship up to the second degree between:

a. Directors of the Issuer:

R.: None.

b. (i) Directors of the Issuer and (ii) Directors of direct or indirect controlled companies from the Issuer

R.: None.

c. (i) Director of the Issuer or direct or indirect controlled companies and (ii) direct or indirect executive personnel from the Issuer

R.: None.

d. (i) Executive personnel from the issuer and (ii) Managers of the direct and indirect controlled companies from the Issuer:

R.: None.

12.10. Report on reporting relationships, service delivery or control maintained in the past 3 fiscal years, between the Issuer and administrators and:

a. Controlled company, directly or indirectly, by the Issuer:

R.: None.

b. Direct or indirect controller of the Issuer:

R.: None.

c. whenever relevant, supplier, customer, debtor or creditor of the Issuer, its subsidiary or controlling or controlled in some of these people

R.: None.

MANUAL FOR PARTICIPATION IN THE GENERAL ANNUAL MEETING
181st EXTRAORDINARY GENERAL MEETING
Attachment I

12.6. For each of the Director and Fiscal Council Members of the Issuer, state in table below:
Fiscal Council Composition
Name	Age	Ocupation	CPF/National identification Number	Current Position	Election date	Inauguration date	Term of office	Other positions held in the Issuer	Nominated by the Issuer
Maurício Schulman	78	Civil Engineer	000.447.419-87	Board of Director’s Member	01.28.2011	01.29.2011	2009/2011		Yes

12.7. Provide the information specified in item 12.6 in respect of members of statutory committees, as well as audit committees, risk and financial compensation, even if such committees or structures are not statutory:

Not applied

12.8. For each of the Directors and Fiscal Council Members, provide:

a. Curriculum

MAURÍCIO SCHULMAN

DATE OF BIRTH: January 21, 1932

CURRENT POSITION

Civil Engineer.

MAIN POSITIONS HELD

Civil Engineer at Companhia Paranaense de Energia - Copel; Head of Business Management and Chief Executive Officer of Eletrobrás; Chairman of the Board of Directors of Eletrobrás and Light S.A.; Chairman of the Brazilian Committee at the Regional Electricity Integration Commission – BRACIER; Management Officer of Companhia Paranaense de Desenvolvimento Econônico do Paraná - Codepar; Treasury Secretary for the State of Paraná; President of the National Housing Bank - BNH; Chairman of FEBRABAN/FENABAN.

EDUCATION

Mr. Schulman holds a bachelor’s degree in civil engineering from the Engineering School of Universidade Federal do Paraná; specialized in Business Administration; He also took specialization courses on electric engineering and economics in France.

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

12.9. Inform the existence of marital relationship, marriage or stable relationship up to the second degree between:

a. Directors of the Issuer:

R.: None.

b. (i) Directors of the Issuer and (ii) Directors of direct or indirect controlled companies from the Issuer

R.: None.

c. (i) Director of the Issuer or direct or indirect controlled companies and (ii) direct or indirect executive personnel from the Issuer

R.: None.

d. (i) Executive personnel from the issuer and (ii) Managers of the direct and indirect controlled companies from the Issuer:

R.: None.

12.10. Report on reporting relationships, service delivery or control maintained in the past 3 fiscal years, between the Issuer and administrators and:

a. Controlled company, directly or indirectly, by the Issuer:

R.: None.

b. Direct or indirect controller of the Issuer:

R.: None.

c. whenever relevant, supplier, customer, debtor or creditor of the Issuer, its subsidiary or controlling or controlled in some of these people

R.: None.

MANUAL FOR PARTICIPATION IN THE GENERAL ANNUAL MEETING
181st EXTRAORDINARY GENERAL MEETING
ATTACHMENT I

12.6. For each of the Director and Fiscal Council Members of the Issuer, state in table below:

Fiscal Council Composition
Name	Age	Ocupation	CPF/National identification Number	Current Position	Election date	Inauguration date	Term of office	Other positions held in the Issuer	Nominated by the Issuer
Paulo Procopiak de Aguiar	69	Civil Engineer	000.287.709-00	Board of Director’s Member	01.28.2011	01.29.2011	2009/2011		Yes

12.7. Provide the information specified in item 12.6 in respect of members of statutory committees, as well as audit committees, risk and financial compensation, even if such committees or structures are not statutory:

Not applied

12.8. For each of the Directors and Fiscal Council Members, provide:

a. Curriculum

PAULO PROCOPIAK DE AGUIAR

DATE OF BIRTH: February 2, 1941

CURRENT POSITION

Farmer and Stock Breeder

MAIN POSITIONS HELD

Professor at the Universidade Federal do Paraná and at Pontifícia Universidade Católica do Paraná; Technical Officer and General Officer of the Highway Department of the State of Paraná; Chief Executive Officer, Technical Officer and Chief Financial Officer of Companhia Paranaense de Energia – Copel; Chief Executive Officer of Fundação Copel; .Officer of Economic and Financial Control of the National Department of Water and Electricity; Chief Financial Officer of Eletrobrás; Deputy National Energy Secretary; Member of the Board of Directors of Copel, Eletrobrás, Eletrosul and Light; Member of the State Road Council; Member of the State Energy Council; Member of the Curator Council of Fundação Copel; Incorporator and Officer of Ivaí Engenharia de Obras; Chief Executive Officer and member of the Board of Directors of Itá Energética S.A.; Superintendent Officer of Companhia de Cimento Itambé.

EDUCATION

Mr. Aguiar holds a bachelor’s degree in civil engineering from Universidade Federal do Paraná; specialized in Business Administration for Executives and Theoretical and Applied Economics at Fundação Getúlio Vargas, Economics of Hydroelectricity at Universidade Federal do Paraná, Hydrology and Hydroelectricity at Centro Internacional de Estudos, Paris, and in Education at PUC/PR.

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

12.9. Inform the existence of marital relationship, marriage or stable relationship up to the second degree between:

a. Directors of the Issuer

R.: None.

b. (i) Directors of the Issuer and (ii) Directors of direct or indirect controlled companies from the Issuer

R.: None.

c. (i) Director of the Issuer or direct or indirect controlled companies and (ii) direct or indirect executive personnel from the Issuer

R.: None.

d. (i) Executive personnel from the issuer and (ii) Managers of the direct and indirect controlled companies from the Issuer:

R.: None.

12.10. Report on reporting relationships, service delivery or control maintained in the past 3 fiscal years, between the Issuer and administrators and:

a. Controlled company, directly or indirectly, by the Issuer

R.: None.

b. Direct or indirect controller of the Issuer

R.: None.

c. whenever relevant, supplier, customer, debtor or creditor of the Issuer, its subsidiary or controlling or controlled in some of these people

R.: None.

MANUAL FOR PARTICIPATION IN THE GENERAL ANNUAL MEETING
181st EXTRAORDINARY GENERAL MEETING
ATTACHMENT I

12.6. For each of the Director and Fiscal Council Members of the Issuer, state in table below:

Fiscal Council Composition
Name	Age	Ocupation	CPF/National identification Number	Current Position	Election date	Inauguration date	Term of office	Other positions held in the Issuer	Nominated by the Issuer
José Richa Filho	46	Civil Engineer	567.562.919-04	Board of Directors Member	01.28.2011	01.29.2011	2009/2011		Yes

12.7. Provide the information specified in item 12.6 in respect of members of statutory committees, as well as audit committees, risk and financial compensation, even if such committees or structures are not statutory:

Not applied.

12.8. For each of the Directors and Fiscal Council Members, provide:

a. Curriculum

JOSÉ RICHA FILHO

DATE OF BIRTH: September 10, 1964

CURRENT POSITION

Civil Engineer

MAIN POSITIONS HELD

Financial and Administrative Director of Highway Department of the State of Paraná – DER; Financial and Administrative Director of Agência de Fomento do Paraná S.A.; and City Secretary of Administration for the City of Curitiba.

EDUCATION

Mr. Richa Filho earned a bachelor’s degree in Civil Engineering from Universidade Católica do Paraná and postgraduate degree from Sociedade Paranaense de Ensino e Informática. He was Managing and Financial Director at Departamento de Estradas de Rodagem (DER), and Administrative and Financial Officer at Agência de Fomento do Paraná SA. He was Secretary of the Municipal Administration of the Municipality of Curitiba.

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

12.9. Inform the existence of marital relationship, marriage or stable relationship up to the second degree between:

a. Directors of the Issuer:

R.: None.

b. (i) Directors of the Issuer and (ii) Directors of direct or indirect controlled companies from the Issuer

R.: None.

c. (i) Director of the Issuer or direct or indirect controlled companies and (ii) direct or indirect executive personnel from the Issuer

R.: None.

d. (i) Executive personnel from the issuer and (ii) Managers of the direct and indirect controlled companies from the Issuer

R.: None.

12.10. Report on reporting relationships, service delivery or control maintained in the past 3 fiscal years, between the Issuer and administrators and:

a. Controlled company, directly or indirectly, by the Issuer:

R.: None.

b. Direct or indirect controller of the Issuer:

R.: None.

c. whenever relevant, supplier, customer, debtor or creditor of the Issuer, its subsidiary or controlling or controlled in some of these people

R.: None.

MANUAL FOR PARTICIPATION IN THE GENERAL ANNUAL MEETING
181st EXTRAORDINARY GENERAL MEETING
Attachment I

12.6. For each of the Director and Fiscal Council Members of the Issuer, state in table below:

Fiscal Council Composition
Name	Age	Ocupation	CPF/National identification Number	Current Position	Election date	Inauguration date	Term of office	Other positions held in the Issuer	Nominated by the Issuer
Ivan Lelis Bonilha	46	Lawyer	689.426.729-49	Board of Director’s Member	01.28.2011	01.29.2011	2009/2011		Yes

12.7. Provide the information specified in item 12.6 in respect of members of statutory committees, as well as audit committees, risk and financial compensation, even if such committees or structures are not statutory:

Not applied

12.8. For each of the Directors and Fiscal Council Members, provide:

a. Curriculum

IVAN LELIS BONILHA

DATE OF BIRTH: October 13, 1967

CURRENT POSITION

Lawyer.

MAIN POSITIONS HELD

State board member of the Brazilian Bar Association in the State of Paraná (OAB/PR) and advisor to the Commission of Legislative Affairs of the Federal Council of OAB. Former Attorney General of the City of Curitiba, he was also a member of the board of the Institute of Attorneys of Paraná and was the Vice-President of the Attorney General Forum of the capital cities.

EDUCATION

Mr. Bonilha holds a Law degree from Pontifícia Universidade Católica de São Paulo.

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

12.9. Inform the existence of marital relationship, marriage or stable relationship up to the second degree between:

a. Directors of the Issuer:

R.: None.

b. (i) Directors of the Issuer and (ii) Directors of direct or indirect controlled companies from the Issuer

R.: None.

c. (i) Director of the Issuer or direct or indirect controlled companies and (ii) direct or indirect executive personnel from the Issuer

R.: None.

d. (i) Executive personnel from the issuer and (ii) Managers of the direct and indirect controlled companies from the Issuer:

R.: None.

12.10. Report on reporting relationships, service delivery or control maintained in the past 3 fiscal years, between the Issuer and administrators and:

a. Controlled company, directly or indirectly, by the Issuer:

R.: None.

b. Direct or indirect controller of the Issuer:

R.: None.

c. whenever relevant, supplier, customer, debtor or creditor of the Issuer, its subsidiary or controlling or controlled in some of these people

R.: None.

MANUAL FOR PARTICIPATION IN THE GENERAL ANNUAL MEETING
181st EXTRAORDINARY GENERAL MEETING
Attachment VI

12.6. For each of the Director, Fiscal Council Members of the Issuer, state in table below:

Fiscal Council Composition
Name	Age	Ocupation	CPF/National identification Number	Current Position	Election date	Inauguration date	Term of office	Other positions held in the Issuer	Nominated by the Issuer
Joaquim Antonio Guimarães de Oliveira Portes	69	Lawyer	005082929-72	Effective Member of the Fiscal Council	01.28.2011	01.29.2011	2009/2011		Yes

12.7. Provide the information specified in item 12.6 in respect of members of statutory committees, as well as audit committees, risk and financial compensation, even if such committees or structures are not statutory:

Not applied

12.8. For each of the Directors and Fiscal Council Members, provide:

a. Curriculum

JOAQUIM ANTONIO GUIMARÃES DE OLIVEIRA PORTES

DATE OF BIRTH: July 17, 1941

CURRENT POSITION

Special Advisor to the Office of the State Governor of Paraná; member of the Work Group of the Revising Board; member of the Work Group of the Office of the State Governor of Paraná; member of the Mãos Limpas Work Group.

MAIN POSITIONS HELD

Deputy member of the Board of Directors of Sanepar; Financial and Administrative Officer of Paraná Esporte; member of the State Council of Sports; Head of Legal Counsel of the Educational Development Institute of Paraná; General Manager of the State Secretariat of Justice.

EDUCATION

Mr. Portes holds a Law degree from the College of Law of Universidade Católica do Paraná; He also earned a degree in Journalism from the College of Philosophy, Sciences and Language of Universidade Católica do Paraná. In addition, he completed a post-graduate program in Public Administration at Fundação Getulio Vargas – RJ, specialized in Administrative Law at Faculdade de Direito da Pontifícia Universidade Católica de São Paulo – SP.

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

12.9. Inform the existence of marital relationship, marriage or stable relationship up to the second degree between:

a. Directors of the Issuer:

R.: None.

b. (i) Directors of the Issuer and (ii) Directors of direct or indirect controlled companies from the Issuer

R.: None.

c. (i) Director of the Issuer or direct or indirect controlled companies and (ii) direct or indirect executive personnel from the Issuer

R.: None.

d. (i) Executive personnel from the issuer and (ii) Managers of the direct and indirect controlled companies from the Issuer:

R.: None.

12.10. Report on reporting relationships, service delivery or control maintained in the past 3 fiscal years, between the Issuer and administrators and:

a. Controlled company, directly or indirectly, by the Issuer:

R.: None.

b. Direct or indirect controller of the Issuer:

R.: None.

c. whenever relevant, supplier, customer, debtor or creditor of the Issuer, its subsidiary or controlling or controlled in some of these people

R.: None.

MANUAL FOR PARTICIPATION IN THE GENERAL ANNUAL MEETING
181st EXTRAORDINARY GENERAL MEETING
Attachment VII

12.6. For each of the Director and Fiscal Council Members of the Issuer, state in table below:

Fiscal Council Composition
Name	Age	Ocupation	CPF/National identification Number	Current Position	Election date	Inauguration date	Term of office	Other positions held in the Issuer	Nominated by the Issuer
Luiz Carlos Jorge Hauly	60	Economist	08682607972	Effective Member of the Fiscal Council	01.28.2011	01.29.2011	2009/2011		Yes

12.7. Provide the information specified in item 12.6 in respect of members of statutory committees, as well as audit committees, risk and financial compensation, even if such committees or structures are not statutory:

Not applied

12.8. For each of the Directors and Fiscal Council Members, provide:

a. Curriculum

LUIZ CARLOS JORGE HAULY

DATE OF BIRTH: October 8, 1950

CURRENT POSITION

Federal Deputy

MAIN POSITIONS HELD

He was a Councilman of Cambé from 1973 to 1976; Mayor of Cambé from 1983 to 1986; Secretary of Finance of the Sate of Paraná from 1987 to 1990; served several terms of office as Federal Deputy; Physical Education Teacher from 1972 to 1976; Head of the Department of Administration of the City of Cambé, Paraná, from 1977 to 1978.

EDUCATION

Mr. Hauly holds degrees in both Economics and Physical Education from Universidade Estadual de Londrina – UEL.

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

12.9. Inform the existence of marital relationship, marriage or stable relationship up to the second degree between:

a. Directors of the Issuer:

R.: None.

b. (i) Directors of the Issuer and (ii) Directors of direct or indirect controlled companies from the Issuer

R.: None.

c. (i) Director of the Issuer or direct or indirect controlled companies and (ii) direct or indirect executive personnel from the Issuer

R.: None.

d. (i) Executive personnel from the issuer and (ii) Managers of the direct and indirect controlled companies from the Issuer:

R.: None.

12.10. Report on reporting relationships, service delivery or control maintained in the past 3 fiscal years, between the Issuer and administrators and:

a. Controlled company, directly or indirectly, by the Issuer:

R.: None.

b. Direct or indirect controller of the Issuer:

R.: None.

c. whenever relevant, supplier, customer, debtor or creditor of the Issuer, its subsidiary or controlling or controlled in some of these people

R.: None.

MANUAL FOR PARTICIPATION IN THE GENERAL ANNUAL MEETING
181st EXTRAORDINARY GENERAL MEETING
Attachment VIII

12.6. For each of the Director and Fiscal Council Members of the Issuer, state in table below:

Fiscal Council Composition
Name	Age	Ocupation	CPF/National identification Number	Current Position	Election date	Inauguration date	Term of office	Other positions held in the Issuer	Nominated by the Issuer
Luiz Eduardo da Veiga Sebastiani	50	Economist	333.542.759-70	Effective Member of the Fiscal Councilr	01.28.2011	01.29.2011	2009/2011		Yes

12.7. Provide the information specified in item 12.6 in respect of members of statutory committees, as well as audit committees, risk and financial compensation, even if such committees or structures are not statutory :

Not applied

12.8. For each of the Directors and Fiscal Council Members, provide:

a. Curriculum

LUIZ EDUARDO DA VEIGA SEBASTIANI

DATE OF BIRTH: September 24, 1960

CURRENT POSITION

Secretary of Finance for the city of Curitiba – State of Paraná.

MAIN POSITIONS HELD

Professor at the Pontifícia Universidade Católica do Paraná; Chairman of the Economic Council of the State of Paraná for three terms; representative of the State of Paraná at the Federal Economic Council – CONFECON; Transportation Officer and Chairman of the Board of Directors of Urbanização de Curitiba S.A. – URBS; Member of the Board of Directors of Cohab-CT.

EDUCATION

Mr. Sebastiani holds a bachelor’s degree in Economics from Universidade Federal do Paraná – UFPR; Masters in Economic Theory from Universidade Estadual de Campinas – UNICAMP.

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

12.9. Inform the existence of marital relationship, marriage or stable relationship up to the second degree between:

a. Directors of the Issuer

R.: None.

b. (i) Directors of the Issuer and (ii) Directors of direct or indirect controlled companies from the Issuer

R.: None.

c. (i) Director of the Issuer or direct or indirect controlled companies and (ii) direct or indirect executive personnel from the Issuer

R.: None.

d. (i) Executive personnel from the issuer and (ii) Managers of the direct and indirect controlled companies from the Issuer

R.: None.

12.10. Report on reporting relationships, service delivery or control maintained in the past 3 fiscal years, between the Issuer and administrators and:

a. Controlled company, directly or indirectly, by the Issuer

R.: None.

b. Direct or indirect controller of the Issuer

R.: None.

c. whenever relevant, supplier, customer, debtor or creditor of the Issuer, its subsidiary or controlling or controlled in some of these people

R.: None.

MANUAL FOR PARTICIPATION IN THE GENERAL ANNUAL MEETING
181st EXTRAORDINARY GENERAL MEETING
Attachment IX

12.6. For each of the Director and Fiscal Council Members of the Issuer, state in table below:

Fiscal Council Composition
Name	Age	Ocupation	CPF/National identification Number	Current Position	Election date	Inauguration date	Term of office	Other positions held in the Issuer	Nominated by the Issuer
Osni Ristow	72	Administrator	110282709-68	Alternate Member of the Fiscal Council	01.28.2011	01.29.2011	2009/2011		Yes

12.7. Provide the information specified in item 12.6 in respect of members of statutory committees, as well as audit committees, risk and financial compensation, even if such committees or structures are not statutory:

Not applied

12.8. For each of the Directors and Fiscal Council Members, provide:

a. Curriculum

OSNI RISTOW

DATE OF BIRTH: August 24, 1938 CURRENT POSITION Administrator.

MAIN POSITIONS HELD

Chief Executive Officer of Fundação Copel de Previdência e Assistência Social from 1980 to 1983; member of the Investment Committee of Fundação Copel from 2004 to 2010.

EDUCATION

Mr. Ristow earned a degree in Sociology and specialized in Politics and Public and Business Administration.

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

12.9. Inform the existence of marital relationship, marriage or stable relationship up to the second degree between:

a. Directors of the Issuer:

R.: None.

b. (i) Directors of the Issuer and (ii) Directors of direct or indirect controlled companies from the Issuer

R.: None.

c. (i) Director of the Issuer or direct or indirect controlled companies and (ii) direct or indirect executive personnel from the Issuer

R.: None.

d. (i) Executive personnel from the issuer and (ii) Managers of the direct and indirect controlled companies from the Issuer:

R.: None.

12.10. Report on reporting relationships, service delivery or control maintained in the past 3 fiscal years, between the Issuer and administrators and:

a. Controlled company, directly or indirectly, by the Issuer:

R.: None.

b. Direct or indirect controller of the Issuer:

R.: None.

c. whenever relevant, supplier, customer, debtor or creditor of the Issuer, its subsidiary or controlling or controlled in some of these people

R.: None.

MANUAL FOR PARTICIPATION IN THE GENERAL ANNUAL MEETING
181st EXTRAORDINARY GENERAL MEETING
Attachment X

12.6. For each of the Director and Fiscal Council Members of the Issuer, state in table below:

Fiscal Council Composition
Name	Age	Ocupation	CPF/National identification Number	Current Position	Election date	Inauguration date	Term of office	Other positions held in the Issuer	Nominated by the Issuer
Roberto Brunner	68	Expert Accountant	114.387.549-49	Alternate member of the Fiscal Council	01.28.2011	01.29.2011	2009/2011		Yes

12.7. Provide the information specified in item 12.6 in respect of members of statutory committees, as well as audit committees, risk and financial compensation, even if such committees or structures are not statutory :

Not applied.

12.8. For each of the Directors and Fiscal Council Members, provide:

a. Curriculum

ROBERTO BRUNNER

DATE OF BIRTH: August 20, 1942

CURRENT POSITION

Partner Manager of BJR – Assessoria Empresarial e Contabilidade SC Ltda.

MAIN POSITIONS HELD

Member of the Fiscal Council (1985 to 1987) and of the Advisory Board (1998 to 2004), and Chief Financial Officer (2005 to 2007) of Fundação Copel de Previdência e Assistência Social.

EDUCATION

Mr. Brunner graduated in Accounting Sciences.

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

12.9. Inform the existence of marital relationship, marriage or stable relationship up to the second degree between:

a. Directors of the Issuer

R.: None.

b. (i) Directors of the Issuer and (ii) Directors of direct or indirect controlled companies from the Issuer

R.: None.

c. (i) Director of the Issuer or direct or indirect controlled companies and (ii) direct or indirect executive personnel from the Issuer

R.: None.

d. (i) Executive personnel from the issuer and (ii) Managers of the direct and indirect controlled companies from the Issuer

R.: None.

12.10. Report on reporting relationships, service delivery or control maintained in the past 3 fiscal years, between the Issuer and administrators and:

a. Controlled company, directly or indirectly, by the Issuer

R.: None.

b. Direct or indirect controller of the Issuer

R.: None.

c. whenever relevant, supplier, customer, debtor or creditor of the Issuer, its subsidiary or controlling or controlled in some of these people

R.: None.

MANUAL FOR PARTICIPATION IN THE GENERAL ANNUAL MEETING
181st EXTRAORDINARY GENERAL MEETING
Attachment XI

12.6. For each of the Director, and Fiscal Council Members of the Issuer, state in table below:

Fiscal Council Composition
Name	Age	Ocupation	CPF/National identification Number	Current Position	Election date	Inauguration date	Term of office	Other positions held in the Issuer	Nominated by the Issuer
Sergio Roberto Zonatto	53	Accounting Expert	274.886.839-00	Alternate member of the Fiscal Council	01.28.2011	01.29.2011	2009/2011		Yes

12.7. Provide the information specified in item 12.6 in respect of members of statutory committees, as well as audit committees, risk and financial compensation, even if such committees or structures are not statutory :

Not applied

12.8. For each of the Directors and Fiscal Council Members, provide:

a. Curriculum

SERGIO ROBERTO ZONATTO

DATE OF BIRTH: July 23, 1957 CURRENT POSITION Accounting Expert MAIN POSITIONS HELD

Member of the Fiscal Council of Compagas, Fundação Copel de Previdência e Assistência Social and Internet by Sercomtel; member of the Board of Directors of Sercomtel Telecomunicações S.A.; Sercomtel Celular; Onda Provedor de Internet; Escoeletric, Braspower, and LacTec.

EDUCATION

Mr. Zonato holds a bachelor’s degree in Accounting Sciences; Post-graduate in: Finance, Computer Sciences, Project Management and Executive Training.

a. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

i. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

ii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

12.9. Inform the existence of marital relationship, marriage or stable relationship up to the second degree between:

a. Directors of the Issuer

R.: None.

b. (i) Directors of the Issuer and (ii) Directors of direct or indirect controlled companies from the Issuer

R.: None.

c. (i) Director of the Issuer or direct or indirect controlled companies and (ii) direct or indirect executive personnel from the Issuer

R.: None.

d. (i) Executive personnel from the issuer and (ii) Managers of the direct and indirect controlled companies from the Issuer

R.: None.

12.10. Report on reporting relationships, service delivery or control maintained in the past 3 fiscal years, between the Issuer and administrators and:

a. Controlled company, directly or indirectly, by the Issuer

R.: None.

b. Direct or indirect controller of the Issuer

R.: None.

c. whenever relevant, supplier, customer, debtor or creditor of the Issuer, its subsidiary or controlling or controlled in some of these people

R.: None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 29, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Raul Munhoz Neto
Raul Munhoz Neto CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.